Exhibit 99.2

11500 Ash Street

Leawood, Kansas 66211

November 7, 2016

CFO Commentary on

Third Quarter 2016 Financial Results

Financial Information

Reconciliations and definitions of non-GAAP financial measures (Adjusted EBITDA, Adjusted EBITDA Margin, adjusted diluted earnings per share, and Adjusted Free Cash Flow) are provided in the financial schedules included below and in our financial tables that accompany our third quarter 2016 earnings press release available at http://investor.amctheatres.com.

Conference Call

The Company will host a conference call on Monday, November 7, 2016, at 4:00 p.m. CDT/5:00 p.m. EDT to review results for the third quarter ended September 30, 2016.

To listen to the call, please dial (877) 407-3982 in the U.S. or (201) 493-6780 outside the U.S. You may also listen to the conference call via the internet by visiting the investor relations section of the AMC website at www.investor.amctheatres.com for a link to the webcast. Investors and interested parties should go to the website at least 15 minutes prior to the call to register and/or download and install any necessary audio software.

Summary

We are very pleased with our record setting third quarter 2016, and we believe that the combination of our innovative strategic growth initiatives and an attractive fourth quarter box office slate creates the potential for another all-time high box office year for both AMC and the industry.

From an industry perspective, compared to the third quarter last year, the 2016 third quarter box office increased approximately 12.3% with industry attendance growing approximately 8.9%, on a 1.9% increase in industry screens. Similar to last year, the third quarter of 2016 was led by a family oriented animated film, The Secret Life of Pets, followed by Suicide Squad, Jason Bourne, Start Trek Beyond and rounding out the top five, Finding Dory.

Based on the success of our recliner renovations, enhanced food and beverage offerings, premium large format (“PLF”) auditoriums, including IMAX® at AMC and Dolby Cinema® at AMC, and contributions from our Starplex acquisition, we set third quarter records for all revenue segments in the third quarter of 2016.  Total revenues increased 13.2% to $779.8 million, and included $496.7 million of admissions revenues (12.6% more than last year), $248.9 million of food and beverage revenues (14.8% more than last year), and $34.2 million of other theatre revenues (10.8% growth over last year).

When compared to the same quarter a year ago, third quarter 2016 total attendance increased 9.7% to 51.9 million and average ticket price for the quarter increased $0.24 or 2.6% to $9.57. The increase in average ticket price is due primarily to a combination of factors, including an increase in premium-format box office attendance, especially Dolby Cinema® at AMC where we added seven screens in the third quarter, and the anniversary of certain promotional pricing strategies implemented in last year’s third quarter, offset by the addition of Starplex theatres with a lower average ticket price. Excluding Starplex, AMC’s average ticket price for the quarter would have increased 5.5% compared to the same period last year. We expect the pricing impact from the Starplex theatres to continue for the remainder of 2016.

Our strategic initiatives continue to perform well, and we experienced a 6.6% increase in the number of average screens in the third quarter of 2016 due to the acquisition of Starplex and the completion of numerous recliner theatre renovations during the first nine months of 2016. The contribution from our strategic initiatives and the increase in screens were impacted by the lower productivity theatres located in the smaller, non-urban markets served by Starplex. Excluding the impact of Starplex theatres, admissions revenue per screen for the balance of the circuit was approximately in-line with the industry. We remain focused on improving the AMC guest experience which we believe will drive greater box office attendance, food and beverage revenues and ultimately operating earnings and cash flow.

Food and beverage continues to set records as we implement our enhanced food and beverage initiatives. Food and beverage revenues per patron set a third quarter record of $4.80, growing 4.8% as food and beverage spend at both our core and recliner locations showed improvement. Our food and beverage gross margin for the third quarter improved 70 basis points to 86.4% compared to the third quarter last year, while our food and beverage gross profit per patron grew 5.3%, to set a third quarter record of $4.14.

During the third quarter we deployed 12 new MacGuffin bars, 29 new Coca-Cola Freestyle® machines, four new digital menu boards, and nine new kiosks. At quarter-end, we had 19 dine-in-theaters and 158 MacGuffins bars in operation.

Other revenue for the quarter increased 10.8% to a third quarter record $34.2 million compared to last year, due primarily to increases in internet ticketing fees, advertising revenues and gift card income.

AMC’s film exhibition costs for the third quarter increased $25.7 million, or 11.0% to $259.1 million compared to last year, and this represented 52.2% of admissions revenue, down 74 basis points compared to the third quarter last year.

Operating expenses for the third quarter were $211.6 million, or 27.1% of total revenues as compared to $195.5 million, or 28.4% of total revenues for the same quarter a year ago. Increases in revenues and effective cost management helped us offset increases in repairs and maintenance expense, equipment rentals related to our enhanced food and beverage initiatives, increases in payment processing costs and professional and consulting expenses in addition to the increases in expenses related to a 6.6% increase in average screens.

Rent expense for the third quarter increased 5.2% to $121.9 million, on a 6.6% increase in the number of average screens, primarily related to the Starplex acquisition. Rent per average screen for the third quarter declined approximately 120 basis points compared to the same quarter last year.

General and administrative expenses for the third quarter increased 27.2% to $24.7 million compared to the same quarter last year, as merger and acquisition expenses related to Carmike Cinemas, Inc. (“Carmike”) and Odeon & UCI Holdings Ltd. (“Odeon/UCI”) increased $4.2 million, and salary and benefits, legal, and consulting expenses increased $1.9 million, offset by a $1.0 million decrease in development costs. Both the Carmike and Odeon acquisitions are expected to be completed by the end of the year, and based on that assumption, we expect acquisition expenses to increase in the fourth quarter so that total merger and acquisition expense for the year is between $35 and $37 million.  The increase in merger and acquisition expenses relative to our previous estimates relates primarily to certain 2017 merger and acquisition expenses now expected to be recognized in 2016.

Depreciation and amortization increased 8.6%, to $63.0 million in the third quarter compared to the same period last year. The increase was primarily attributable to an increase in depreciable assets resulting from the Starplex acquisition and the continued investment in our strategic growth initiatives. We anticipate completing several spot acquisitions and investing in our theatres at similar levels through the remainder of 2016, resulting in additional increases in depreciable assets. As a result, we expect depreciation and amortization to grow approximately 5% to 7%, sequentially in the fourth quarter of 2016.

Net earnings for the third quarter increased 149.9% to $30.4 million and diluted earnings per share (“diluted EPS”) increased 158.3% to $0.31 compared to the same quarter a year ago.  Net earnings margin for the third quarter was 3.9% compared to 1.8% for the same period a year ago.

•	Net earnings for the third quarters ended September 30, 2016 and September 30, 2015, included approximately $5.0 million and $0.75 million, of merger and acquisition costs, respectively.

Adjusted diluted earnings per share (“adjusted diluted EPS”) for the three months ended September 30, 2016 increased 121.4% to $0.31 per diluted share as compared to $0.14 for the prior year period.

In total during the quarter, we acquired 15 screens, temporarily closed 263 screens, and reopened 209 screens to implement our strategy and deploy guest experience upgrades. Average screens fluctuate as a result of acquisitions and the timing of when screens are closed and reopened for renovations. For the fourth quarter of 2016, we expect average screens to be approximately 5,300.

Adjusted EBITDA for the third quarter of 2016 increased 32.5% to $144.4 million and Adjusted EBITDA Margin increased 270 basis points to 18.5% compared to 15.8% for the third quarter last year. Adjusted EBITDA was primarily impacted by increases in attendance including the benefit of the Starplex acquisition and average ticket prices, increases in food and beverage revenues per patron, increases in other revenues, and partially offset by decreases in cash distributions from non-consolidated entities and the increases in professional and consulting costs and revenue deferrals associated with AMC Stubs® relaunch.

Nine Months Ended September 30, 2016

The industry box office continued to exceed prior year for the nine months ended September 30, 2016.  The industry box office grew approximately 4.3% to $8.6 billion, driven primarily by pricing, with industry average ticket price growing approximately 3.2% and industry attendance growing approximately 1.1% compared to the same period a year ago.

As with our third quarter revenue segments, for the nine months ended September 30, 2016, all of our revenue segments set year-to-date through September 30th records as AMC’s total revenues grew 6.8% to $2.31 billion compared to $2.16 billion in the same period a year ago. Total revenues for the 2016 nine month period included $1.46 billion of admissions revenues (4.8% growth over last year), $736.6 million of food and beverage revenues (10.3% growth over last year), and $112.6 million of other theatre revenues (10.5% growth over last year).

Operating expense for the nine month period increased 4.4% to $613.9 million compared to $588.2 million in the nine-month period a year ago, primarily due to a 5.0% increase in attendance.

General and administrative expenses for the nine-month period increased 68.4% to $74.0 million from $44.0 million in the same period a year ago. Merger and acquisition costs increased approximately $12.5 million during the nine month period compared to a year ago related to our proposed Carmike and Odeon/UCI acquisitions. General and administrative expense for the nine months ended September 30, 2015, benefited from an $18.1 million gain related to the termination of a post-retirement health benefit plan which caused our net periodic benefit costs to be much lower than normal in the prior year.

Net earnings for the nine-month period increased 32.9% to $82.7 million and diluted earnings per share increased 33.3% to $0.84 compared to the nine month period a year ago. Net earnings margin for the nine-months ended September 30, 2016 was 3.6% compared to 2.9% for the same period a year ago.

•	Net earnings for the nine-month period ended September 30, 2016, includes a $3.0 million gain on the sale of RealD stock

•	Net earnings for the nine months ended September 30, 2016 and September 30, 2015, includes $15.1 million and $2.6 million of merger and acquisition costs, respectively.

•

Net earnings for the nine-month period ended September 30, 2015 includes a $9.3 million loss on extinguishment of indebtedness related to the cash tender offer and redemption of the 9.75% Senior Subordinated Notes due 2020, and a $1.7 million discrete tax benefit recorded in income tax provision.

Excluding the benefit of the $3.0 million gain from the sale of RealD stock in the current nine month period, the $9.3 million loss on extinguishment of indebtedness, the $1.7 million discrete tax benefit, and the $18.1 million gain related to the termination of a post-retirement health benefit plan in the prior year nine month period, adjusted diluted earnings per share for the nine month period ended September 30, 2016 would have increased 46.4% to $0.82 per diluted share as compared to $0.56 for the prior year period.

Adjusted EBITDA for the nine months ended September 30, 2016 grew 9.9% to $420.4 million compared to $382.4 million in the year ago period. Adjusted EBITDA margin for the 2016 nine month period increased 50 basis points to 18.2% as compared to 17.7% in the same period a year ago. Adjusted EBITDA for the nine months ended September 30, 2015, also benefited from the $18.1 million gain mentioned above. Excluding this $18.1 million gain in the prior year, Adjusted EBITDA growth year-over-year for the nine months ended September 30, 2016, would have shown an improvement of approximately 15.4% and Adjusted EBITDA margin improvement of 140 basis points from 16.8% to 18.2%.

Capital Expenditures

Total gross capital expenditures for the three month period ended September 30, 2016, totaled $116.2 million and after approximately $29.5 million of landlord contributions yielded net capital expenditures of $86.7 million. Recliner theatres accounted for the majority of the capital expenditures during the third quarter of 2016.

We expect capital expenditures for 2016 to total approximately $400 million to $420 million, with landlords contributing approximately $120 million to $130 million, resulting in a net cash outlay of approximately $280 to $300 million.

Adjusted Free Cash Flow

Adjusted Free Cash Flow for the three months ended September 30, 2016, increased 74.2% to $21.6 million from $12.4 million in the year ago period.

For the nine month period ended September 30, 2016, Adjusted Free Cash Flow increased 34.1% to $134.5 million from $100.3 million in the year ago period. Our ability to utilize Tax Net Operating Loss Carryforwards to reduce cash taxes enables us to convert a higher percentage of Adjusted EBITDA to Adjusted Free Cash Flow, and that cash flow can then be reinvested in the circuit through our strategic initiatives or used to grow the company through acquisitions. Given that our recliner renovations continue to generate cash-on-cash returns in excess of 25%, we expect to continue using Adjusted Free Cash Flow for reinvestment and attractive acquisition opportunities.

Balance Sheet

With respect to the balance sheet, we completed the third quarter with $46.3 million in cash and a total debt balance of approximately $1.949 billion.

As of September 30, 2016, our leverage ratio was roughly 3.3 times net debt to last twelve months Adjusted EBITDA, which is well within our comfort range. Our leverage, cash flow generation and liquidity are all in line with expectations.

Impact to 2016 Adjusted EBITDA from AMC Stubs® Re-Launch

On July 11, 2016, AMC re-launched our new and updated loyalty program, AMC Stubs®, with two new tiers, a paid tier – AMC Stubs®: Premiere priced at $15.00 per year and a free tier – AMC Stubs®: Insider. Both tiers offer exciting new loyalty rewards with the objective of providing a better theatre experience and ultimately attracting, growing and retaining our most valuable guests.

As of September 30, 2016, we had exceeded 4 million active household members, a nearly 50% increase from our pre-relaunch membership levels, and as of today, the number of active member households has already reached 4.5 million.  We expect it to double again over the next 24 to 36 months.

We believe the refreshed AMC Stubs® program will drive incremental attendance and food and beverage spend in 2016 and beyond. As we learned when we first introduced the AMC Stubs® program five years ago, however, there is a ramp up phase in the first nine to twelve months of a new loyalty program related to start-up costs, changes in reward structure and build-up of deferred revenues for earned rewards which will result in future benefit when they are redeemed and recognized as revenues.

At the beginning of the third quarter of 2016, as a result of the AMC Stubs relaunch ramp up, we estimated that adjusted EBITDA for the remaining two quarters of 2016 would be reduced by between $8 and $10 million.  For the third quarter ended September 30, 2016, the AMC Stubs relaunch ramp up reduced adjusted EBITDA by approximately $5.0 million.  Because the membership levels have grown at a rate significantly higher than expected, we expect the continued ramp up of the AMC Stubs program will reduce adjusted EBITDA by between $5 and $7 million in the fourth quarter of 2016.  We expect the program to be accretive to adjusted EBITDA in 2017 and beyond.

Dividend

Consistent with our plans to augment shareholder returns through the return of capital, AMC’s Board of Directors, at its regular board meeting on November 3, 2016, authorized the eleventh consecutive quarterly dividend of $.20 per share, payable on December 19, 2016, to holders of record on December 5, 2016.

Since our IPO on December 18, 2013, AMC has returned approximately $196.3 million to shareholders in the form of dividends or dividend equivalents.

Website Information

This CFO Commentary, along with other news about AMC, is available at www.amctheatres.com. We routinely post information that may be important to investors in the Investor Relations section of our website, www.investor.amctheatres.com. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD, and we encourage investors to consult that section of our website regularly for important information about AMC. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document. Investors interested in automatically receiving news and information when posted to our website can also visit www.investor.amctheatres.com to sign up for E-mail Alerts.

Forward-Looking Statements

This CFO Commentary includes “forward-looking statements” within the meaning of the “safe-harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “plan,” “estimate,” “will,” “would,” “project,” “maintain,” “intend,” “expect,” “anticipate,” “strategy,” “future,” “likely,” “may,” “should,” “believe,” “continue,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Similarly, statements made herein and elsewhere regarding the pending acquisitions of Odeon & UCI and Carmike Cinemas (collectively “the targets”) and the anticipated financing of the pending acquisitions are also forward-looking statements, including statements regarding the anticipated closing date of the acquisitions, the source and structure of financing, management’s statements about effect of the acquisitions on AMC’s future business, operations and financial performance and AMC’s ability to successfully integrate the targets into its operations. These forward-looking statements are based on information available at the time the statements are made and/or managements’ good faith belief as of that time with respect to future events, and are subject to risks, trends, uncertainties and other facts that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These risks, trends, uncertainties and facts include, but are not limited to, risks related to: the parties’ ability to satisfy closing conditions in the anticipated time frame or at all; obtaining regulatory approval, including the risk that any approval may be on terms, or subject to conditions, that are not anticipated; obtaining the Carmike stockholders approval for the Carmike transaction; the possibility that these acquisitions do not close, including in circumstances in which AMC would be obligated to pay a termination fee or other damages or expenses; related to financing these transactions, including AMC’s ability to finance the transactions on acceptable terms; responses of activist stockholders to the transactions; AMC’s ability to realize expected benefits and synergies from the acquisitions; AMC’s effective implementation, and customer acceptance, of its marketing strategies; disruption from the proposed transactions- making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the negative effects of this announcement or the consummation of the proposed acquisitions- on the market price of AMC’s common stock; unexpected costs, charges or expenses relating to the acquisitions; unknown liabilities; litigation and/or regulatory actions related to the proposed transactions; AMC’s significant indebtedness, including the indebtedness incurred to acquire the targets; execution risks related to the integration of Starplex Cinemas into our business; our ability to achieve expected synergies and performance from our acquisition of Starplex Cinemas; AMC’s ability to utilize net operating loss carry-forwards to reduce future tax liability; increased competition in the geographic areas in which we operate and from alternative film-delivery methods and other forms of entertainment; continued effectiveness of AMC’s strategic Initiatives; the impact of shorter theatrical exclusive release windows; our ability to attract and retain senior executives and other key personnel; the impact of governmental regulation, including anti-trust investigations concerning potentially anticompetitive conduct, including film clearances and participation in certain joint ventures; unexpected delays and costs related to our optimization of our theatre circuit; failure, unavailability or security breaches of our information systems; operating a business in markets AMC is unfamiliar with; the United Kingdom’s exit from the European Union; and other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange or interest rates, changes in tax laws, regulations, rates and policies; and risks, trends, uncertainties and other facts discussed in the reports AMC has filed with the SEC. Should one or more of these risks, trends, uncertainties or facts materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by the forward-looking statements contained herein. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. For a detailed discussion of risks, trends and uncertainties facing AMC, see the section entitled “Risk Factors” in AMC’s Annual Report on Form 10-K, filed with the SEC on March 8, 2016, Form 10-Q filed on August 1, 2016, Form 8-K filed on October 24, 2016 and the risks, trends and uncertainties identified in its other public filings. AMC does not intend, and undertakes no duty, to update any information contained herein to reflect future events or circumstances, except as required by applicable law.

(tables follow)

Non-GAAP Measures

Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share:

(dollars in thousands, except per share data)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net Earnings:	$30,436	$12,178	$82,694	$62,239
Net periodic benefit credit related to the termination
of post-retirement plan	—	—	—	(18,118)
Loss on redemption of 9.75% Senior
Subordinated Notes due 2020	—	—	—	9,273
Gain on sale Real D	—	—	(3,008)	—
Discrete tax expense (benefit) recorded in income tax provision	—	1,200	—	(1,700)
Income tax effects of pre-tax adjustments above	—	—	1,173	3,450
Net Earnings, excluding benefit related to termination
of post-retirement plan, loss on redemption of Notes due
2020 and gain on sale of Real D, discrete tax benefit,
and related tax effects of adjustments	$30,436	$13,378	$80,859	$55,144

Average shares outstanding, diluted	98,284	98,073	98,211	98,024

Adjusted diluted earnings per share (1)	$0.31	$0.14	$0.82	$0.56
Diluted Earnings per share	$0.31	$0.12	$0.84	$0.63

Reconciliation of Adjusted EBITDA:

(dollars in thousands)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,

	2016	2015	2016	2015
Net Earnings	$30,436	$12,178	$82,694	$62,239
Plus:
Income tax provision	20,085	9,080	54,560	36,360
Interest expense	26,778	24,968	80,875	80,468
Depreciation and amortization	63,025	58,008	185,746	173,034
Certain operating expenses (3)	5,772	3,899	13,012	11,313
Equity in earnings of non-consolidated entities	(12,030)	(10,850)	(28,143)	(21,536)
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Investment (income) loss	176	163	(9,602)	(5,039)
Other expense (4)	79	—	(5)	9,273
General and administrative expense-unallocated:
Merger, acquisition and transaction costs (5)	4,961	751	15,113	2,590
Stock-based compensation expense (6)	1,705	2,199	4,509	9,377
Adjusted EBITDA (2)	$144,388	$108,953	$420,431	$382,407
Adjusted EBITDA Margin (2) (7)	18.5%	15.8%	18.2%	17.7%
Total Revenues	$779,771	$688,840	$2,309,750	$2,163,043
Net Earnings Margin (8)	3.9%	1.8%	3.6%	2.9%

Reconciliation of Adjusted Free Cash Flow:

(dollars in thousands)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net Earnings	$30,436	$12,178	$82,694	$62,239
Plus:
Income tax provision	20,085	9,080	54,560	36,360
Interest expense	26,778	24,968	80,875	80,468
Depreciation and amortization	63,025	58,008	185,746	173,034
Certain operating expenses (3)	5,772	3,899	13,012	11,313
Equity in earnings of non-consolidated entities	(12,030)	(10,850)	(28,143)	(21,536)
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Investment (income) loss	176	163	(9,602)	(5,039)
Other expense (4)	79	—	(5)	9,273
General and administrative expense-unallocated:
Merger, acquisition and transaction costs (5)	4,961	751	15,113	2,590
Stock-based compensation expense (6)	1,705	2,199	4,509	9,377
Minus:
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Income taxes paid, net of refunds	502	102	4,592	(1,028)
Cash interest expense	25,484	23,964	76,867	80,682
Capital expenditures (excluding change in
construction payables)	118,519	79,505	247,199	209,712
Landlord contributions	(29,502)	(19,507)	(77,348)	(43,224)
Principal payments under Term Loan	2,202	1,938	6,605	5,813
Principal payments under capital and financing
lease obligations	2,171	1,985	6,370	5,811
Adjusted Free Cash Flow (9)	$21,611	$12,409	$134,474	$100,313

1)

Adjusted diluted earnings per share is diluted earnings per share excluding a non-recurring postretirement net periodic benefit credit in the prior year, a loss on redemption of our 9.75% Senior Subordinated Notes due 2020 in the prior year quarter and year, a gain on sale of our investments in Real D during the current year, a discrete tax benefit recorded in income tax provision during the prior year quarter and year and the related tax effects of those adjustments. We have included adjusted diluted earnings per share because we believe it provides investors with additional useful information on our performance and is used by management to assess our performance. We have calculated the tax effects of the pre-tax adjustments described above using our effective Federal and State income tax rate for current and deferred income taxes which is reflective of our estimated annual GAAP income tax rate forecast adjusted to account for items excluded from GAAP income. Adjusted diluted earnings per share is a non-GAAP financial measure and should not be used as an alternative to diluted earnings per share, and may not be comparable to similarly titled measures reported by other companies.

2)

We present Adjusted EBITDA and Adjusted EBITDA Margin as a supplemental measure of our performance. We define Adjusted EBITDA as net earnings plus (i) income tax provision, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized above. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA and Adjusted EBITDA Margin because we believe it provides management and investors with additional information to measure our performance and estimate our value.

Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example,

Adjusted EBITDA:

•	does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;
•	does not reflect changes in, or cash requirements for, our working capital needs;
•	does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	excludes income tax payments that represent a reduction in cash available to us; and
•	does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

3)

Amounts represent preopening expense related to temporarily closed screens under renovation, theatre and other closure expense for the permanent closure of screens including the related accretion of interest, non-cash deferred digital equipment rent expense, and disposition of assets and other non-operating gains or losses included in operating expenses. We have excluded these items as they are non-cash in nature, include components of interest cost for the time value of money or are non-operating in nature.

4)

Other expense for the prior year quarter and prior year related to the cash tender offer and redemption of the 9.75% Senior Subordinated Notes due 2020. We exclude other expense and income related to financing activities as the amounts are similar to interest expense or income and are non-operating in nature.

5)	Merger, acquisition and transaction costs are excluded as it is non-operating in nature.

6)	Non-cash expense included in General and Administrative: Other

7)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Total Revenues.

8)	Net Earnings Margin is Net Earnings divided by Total Revenues

9)

We use Adjusted Free Cash Flow as a performance measure in our internal evaluation of operating effectiveness and in making decisions regarding the allocation of resources. Adjusted Free Cash Flow is a non-GAAP financial measure and should not be construed as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). We define Adjusted Free Cash Flow as Adjusted EBITDA minus the sum of cash distributions from non-consolidated entities, cash taxes, cash interest, capital expenditures (excluding change in construction payables) net of landlord contributions, mandatory payments of principal under any credit facility and payments under capital lease obligations and financing lease obligations as further described in the table below. We make adjustments to Adjusted EBITDA for certain cash requirements to determine amounts available for general capital purposes from our operations. Adjusted Free Cash Flow may not be comparable to similarly titled measures reported by other companies or other similar measures of cash flow. We have included Adjusted Free Cash Flow because it provides investors with additional useful information on our performance, and it is used by management to evaluate the performance of our Company.

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Adjusted EBITDA	$144,388	$108,953	$420,431	$382,407
Minus:
Cash distributions from non-consolidated
entities	3,401	8,557	21,672	24,328
Income taxes paid, net of refunds	502	102	4,592	(1,028)
Cash interest expense	25,484	23,964	76,867	80,682
Capital expenditures (excluding change in
construction payables)	118,519	79,505	247,199	209,712
Landlord contributions	(29,502)	(19,507)	(77,348)	(43,224)
Principal payments under Term Loan	2,202	1,938	6,605	5,813
Principal payments under capital and financing
lease obligations	2,171	1,985	6,370	5,811
Adjusted Free Cash Flow	$21,611	$12,409	$134,474	$100,313

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